Filed Pursuant to Rule 433

Registration No. 333-192518

BANC OF CALIFORNIA, INC.

$175,000,000

5.25% SENIOR NOTES DUE APRIL 15, 2025

FINAL TERMS AND CONDITIONS

Issuer:	Banc of California, Inc. (the “Company”)

Security:	5.25% Senior Notes due April 15, 2025

Aggregate Principal Amount:	$175,000,000

Trade Date:	March 31, 2015

Settlement Date (T+3):	April 6, 2015

Final Maturity:	April 15, 2025

Coupon:	5.25%

Issue Price to Investors:	99.75%

Yield to Investors:	5.282%

Underwriters’ Discount:	1.0%

Proceeds to the Company (before expenses):	$172,812,500

Interest Payment Dates:	Semi-annually in arrears on April 15 and October 15, commencing on October 15, 2015

Record Dates:	April 1 and October 1

Day Count Convention:	30/360, unadjusted

Redemption Provision:	In whole or in part on or after January 15, 2025 (90 days prior to the maturity date of the notes), at a redemption price equal to 100% of the principal amount of the notes to be redeemed plus accrued and unpaid interest to the date of redemption

Denominations:	$2,000 minimum denominations and $1,000 integral multiples thereof

No Public Market:	The Company does not intend to apply for listing of the notes on any national securities exchange or for inclusion of the notes on any automated dealer quotation system

CUSIP/ISIN:	05990K AC0/US05990KAC09

Rating:	BBB by Kroll Bond Rating Agency

Joint Book-Running Managers:	Sandler O’Neill & Partners, L.P. Merrill Lynch, Pierce, Fenner & Smith Incorporated Keefe, Bruyette & Woods, Inc. UBS Securities LLC Wells Fargo Securities, LLC

Co-Manager:	Deutsche Bank Securities Inc.

New Credit Agreement:	On March 30, 2015, the Company entered into a Credit Agreement (the “Credit Agreement”) by and between the Company, as borrower and Wells Fargo Bank, National Association (“Wells Fargo”), pursuant to which Wells Fargo agreed to make advances to the Company from time to time to and including March 28, 2016, in an amount not to exceed $20 million, the proceeds of which are expected to be used for working capital purposes. Interest will accrue on loans under the Credit Agreement at a floating rate equal to a LIBOR rate plus 2.25% or a prime rate, in the discretion of the Company. The Company will pay a commitment fee on unused commitments under the Credit Agreement at a rate of 0.1875% per annum. The loans under the Credit Agreement will be unsecured, unsubordinated obligations of the Company and will not be guaranteed by any subsidiary of the Company. Wells Fargo Securities, LLC, an affiliate of Wells Fargo, is an underwriter for this offering.

Concurrent Offering:	On March 31, 2015, the Company priced its offering of an aggregate of 4 million depositary shares, each representing a 1/40th interest in a share of its 7.375% Non-Cumulative Perpetual Preferred Stock, Series D, par value $0.01 per share and liquidation preference of $1,000 per share, at an offering price of $25 per depositary share, for net proceeds of $96,850,000. The underwriters of the Preferred Stock Offering will have a 30-day over-allotment option to purchase up to an additional 600,000 depositary shares, which, if fully exercised, would provide additional net proceeds of $14,527,500.

Risk Factors:

The “Risk Factors” section in the prospectus supplement is hereby amended by adding the following:

The terms of the Company’s and its subsidiaries’ current indebtedness contain, and the terms of their future indebtedness may contain, covenants that restrict the Company and its subsidiaries’ current and future operations, which may limit the Company and its subsidiaries’ ability to engage in activities that may be in our and their interest, and a failure by the Company or its subsidiaries to comply with those covenants may materially adversely affect the business, results of operations and financial condition of the Company and its subsidiaries.

The Credit Agreement contains, and any future indebtedness the Company or any of its subsidiaries may incur may contain, a number of restrictive covenants that may impose significant operating and financial restrictions on the Company’s and/or its subsidiaries’ ability to, among other things: (i) incur or guarantee additional debt; (ii) pay dividends and make other restricted payments and investments; (iii) create or incur certain liens; (iv) make certain loans, acquisitions, advances or investments; (v) engage in sales of assets and subsidiary stock; and (vi) transfer all or substantially all of our assets or enter into merger or consolidation transactions. The 2020 Notes contain restrictive covenants that, among other things, restrict the Company’s ability and the ability of the Company’s subsidiaries to dispose of or incur liens on the voting stock of certain subsidiaries. In addition, the Credit Agreement contains certain financial covenants applicable to us and our bank subsidiaries (of which we presently have one, Banc of California, N.A.).

The Company’s and its subsidiaries’ existing and future debt covenants may limit the Company’s and its subsidiaries’ ability to engage in activities that may be in the Company’s and its subsidiaries’ long-term best interests. A failure to comply with the Company’s or its subsidiaries’ debt covenants could result in an event of default that, if not cured or waived, could have a material adverse effect on the business, results of operations and financial condition of the Company and its subsidiaries, on the ability of the Company to make interest and principal payments on the notes and on the value of your investment in the notes. If the Company or any of its subsidiaries defaults under their respective indebtedness, the Company and its subsidiaries may not be able to borrow additional amounts and the applicable lenders could elect to declare all outstanding borrowings, together with accrued and unpaid interest and fees, to be due and payable, or take other remedial actions. The 2020 Notes contain, and future indebtedness of the Company and its subsidiaries may contain, cross-default provisions or cross-acceleration provisions, which means that if an event of default occurs under certain material indebtedness, such event of default may trigger an event of default under the Company’s or its subsidiaries’ other indebtedness. If our indebtedness were to be accelerated, we cannot assure you that our assets would be sufficient to repay such indebtedness in full.

The Company has filed a registration statement (including a prospectus supplement) on Form S-3 (File No. 333-192518) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and the other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, you can request the prospectus by calling Sandler O’Neill & Partners, L.P. at 1-866-805-4128, Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322, Keefe, Bruyette & Woods, Inc. at 1-800-966-1559, UBS Securities LLC at 1-888-827-7275 or Wells Fargo Securities, LLC at 1-800-645-3751.